I, Ernesto Pedroza, certify that:

(1) the financial statements of PromoShare, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of PromoShare, Inc. included in this Form reflects accurately the information reported on the tax return for PromoShare, Inc. filed for the fiscal year ended 12/31/2019.

Signature

_____
Ernesto Pedroza
CEO

2/21/2020

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.